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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              Woodhead Industries, Inc.
            -------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, Par Value $1.00
            -------------------------------------------------------------
                        (Title of Class and Securities)

                                      979438108
            -------------------------------------------------------------
                     (CUSIP Number of Class of Securities)


                                 Mary Woodhead Eklund
                                   666 Hilary Drive
                              Tiburon, California 94920
                                   [(415)435-2279]

            -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                   October 4, 1995
            -------------------------------------------------------------
                         (Date of Event which Requires
                            Filing of this Statement)

           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the
           subject of this Statement because of Rule 13d-1(b)(3) or
           (4), check the following:               ( )

          Check the following box if a fee is being paid with this
          Statement:                                N.A.


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                                 SCHEDULE 13D

     CUSIP No. 979438108
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Mary Woodhead Eklund
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS*
          OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -----------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                      67,500
            SHARES                 -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                       715,201
             EACH                  -----------------------------------
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                        67,500
             WITH                  -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER
                                          715,201
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          782,701
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      (  )

     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          7.5%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON*
          IN
     -----------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER.

    This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), issued by Woodhead Industries, Inc. (the "Issuer"), whose principal executive offices are located at 2150 East Lake Cook Road, Suite 400, Buffalo Grove, Illinois 60089.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)  This statement is filed by Mary Woodhead Eklund.
    (b)  The address of Mrs. Eklund is 666 Hilary Drive, Tiburon, California
94920.
    (c)  Mrs. Eklund's present occupation is Private Investor.
    (d) Mrs. Eklund during the past five years has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
    (e) Mrs. Eklund during the past five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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    (f)  Mrs. Eklund is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    No funds were used by Mrs. Eklund in acquiring the Common Stock that triggered her obligation to make this filing. Mrs. Eklund acquired her beneficial interest in such Common Stock by becoming a trustee of a trust that has beneficial ownership of 600,000 shares of Common Stock (approximately 5.8% of the outstanding shares of Common Stock as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended June 29, 1996).

ITEM 4.  PURPOSE OF TRANSACTION.

    Mrs. Eklund has acquired beneficial ownership of the Common Stock for investment purposes. Mrs. Eklund may from time to time seek to increase, reduce or dispose of her investment in the Common Stock in the open market, in privately negotiated transactions or otherwise. The determination to effect such transactions will depend, among other things, upon the market price of the Common Stock, availability of funds, borrowing costs, developments effecting the Issuer and Mrs. Eklund, other opportunities available to Mrs. Eklund and other considerations.


                                          2

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    Other than as described above, Mrs. Eklund has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration


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pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any
action similar to any of the those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Mrs. Eklund may be deemed to beneficially own 782,701 shares of Common Stock (approximately 7.5% of the outstanding shares of Common Stock as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended June 29, 1996.)
    (b) Mrs. Eklund has shared power to vote or to direct the vote and shared power to dispose of or to direct the disposition of 715,201 shares of Common Stock. Mrs. Eklund has sole power to vote or direct the vote and sole power to dispose of or to direct the disposition of 67,500 shares of Common Stock.
    (c) Mrs. Eklund has not entered into any transactions in the Common Stock in the past 60 days.
    (d) As to the 600,000 shares referenced above in Item 3, Mrs. Eklund is Co-Trustee with the Harris Trust and Savings Bank of Chicago, Illinois of the Daniel Woodhead Trust of 9/8/49 for the benefit of Ellen N. W. Mueller. As to the remainder of the 715,201 shares referenced above in Item 5(b), Mrs. Eklund is Co-Trustee


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with her husband David A. Eklund under the terms of the Eklund Family Trust of
May 1981.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The existence of and fact of the Woodhead Trust of 9/8/49 has been, and is, known to the Issuer for many years. There are no contracts, arrangements, understandings or relationships other than those required by the provisions of the Trusts.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    The existence of and fact of the Woodhead Trust of 9/8/49 has been, and is, known to the Issuer for many years. There are no contracts, arrangements, understandings or relationships other than those required by the provisions of the Trusts.

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: February 12, 1997

                                                  /s/ Mary Woodhead Eklund
                                                  -----------------------------
                                                      Mary Woodhead Eklund


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